Consent of Independent Registered Public Accounting Firm

The Board of Directors
Renewable Fuel Corp.:

We consent to the reference to our firm under the caption “Experts” on Form S-1/A (Amendment No. 3) and related Prospectus of Renewable Fuel Corp for the registration of shares of its common stock and to the inclusion of our report dated January 31, 2011 (May 27, 2011 as to Note 3 and the effects of the restatement) with respect to the financial statements of Renewable Fuel Corp as of September 30, 2010 and 2009 and for the years then ended, and the period from inception (October 1, 2006) to September 30, 2010.

/s/ PMB Helin Donovan, LLP
Austin, Texas
July 7, 2011